UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Reconstruction Data Group, Inc.
(Name of small business issuer in its charter)

California	7380	22-3755993
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11650 Iberia Place, Suite 201
San Diego, California 92128
(858) 618-1085
(Address and telephone of principal executive offices)

11650 Iberia Place, Suite 201
San Diego, California 92128
(Address of principal place of business)

Scott Baker
11650 Iberia Place, Suite 201
San Diego, California 92128
(858) 618-1085
(Name, address, and telephone number of agent for service)

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	200,000	$ 2.00	$ 400,000.00	$ 106.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Disclosure alternative used (check one): **Alternative 1: X** ; Alternative 2: ___

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

Reconstruction Data Group, Inc.

Common Stock: 200,000 Shares

Reconstruction Data Group, Inc. is offering 200,000 shares of common stock at a price of
$ 2.00 per share. This is a direct public offering conducted by Reconstruction Data Group, Inc.
The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market,
or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of
securities that must be sold in the in the offering. Reconstruction Data Group, Inc. may extend this
offering for an additional 90 days, solely at the discretion of the company.

The date of this offering prospectus is: June 28, 2001

This offering is being registered for sale in the State of Nevada

---

Common Stock: 200,000 Shares
Offering Price: $ 2.00 Per Share

	Price to Subscribers	Sales Commissions	Proceeds to Company
Per unit	$ 2.00	$ 0.00	$ 2.00
Total Maximum	$ 400,000.00	$ 0.00	$ 400,000.00

The Proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing,
and other expenses incurred in this Offering. See *Use of Proceeds*, *page* 19, for details of expenditures.

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering,
including the merits and risks involved. These securities have not been approved or disapproved by the Securities and
Exchange Commission or any state securities commission or regulatory agency. Nor have these authorities passed upon the
accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this
offering unless they can afford to lose their entire investment. **See *question #2*, Risk Factors*, beginning on page* 4.**

Table of Contents

This Offering Circular, together with Financial Statements, consists of a total of 56 pages.

III

THE COMPANY

1.   Exact corporate name: Reconstruction Data Group, Inc.
State and date of incorporation: California, September 27, 2000
Street address of principal office: 11650 Iberia Place, Suite 201
San Diego, California 92128
Company telephone number: (858) 618-1085
Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Scott B. Baker
President, Reconstruction Data Group, Inc.
(858) 618-1085

RISK FACTORS

2. Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1. *Investors could lose all or a substantial portion of their investment if the offering price arbitrarily determined by Reconstruction Data Group, Inc. has been set too high, at a value greater than a market value that the shares can attain.*
   The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. Reconstruction Data Group, Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for Reconstruction Data Group's stock, the shares will attain market values commensurate with the offering price.

2. *Reconstruction Data Group, Inc. may not realize sufficient or timely sales from this offering to fully implement its business plan, as Reconstruction Data Group is offering shares on direct participation basis, rather then using the experience of a dealer-broker.*
   Reconstruction Data Group, Inc. is offering shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered shares. No assurance can be given that any or all of the shares will be sold. Reconstruction Data Group, Inc. does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares. A failure to realize sufficient sales could inhibit the full implementation of its business plan. A delay in the sale of the shares in this offering will negatively impact Reconstruction Data Group's capability to complete staffing requirements and initiate marketing activities.

3. *Reconstruction Data Group, Inc. may not be able to develop sufficient interest in its stock to create a stable market. – Investors will be subject to probable price fluctuations or no market for these securities may develop and investors would be unable to sell their securities.*
   Reconstruction Data Group, Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

4. *Reconstruction Data Group, Inc. may register this offering in one or only a few states. Many states will require registration of these securities in order to sell to its citizens. Investors will have limited ability to resell securities purchased in this offering. Investors may have to hold their securities longer than they desire, waiting for an exception to become available.*

Reconstruction Data Group, Inc. will initially register its securities for sale in the State of Nevada, and intends to register in additional states if necessary to complete this offering. The securities will likely not be considered a "covered" security, so state registration is required in many states for initial sales from the issuer and resale's by investors. Investors wishing to sell their securities to residents of states where the offering has not been registered may only be able to do so if an "exception" to state registration exists. Investors in this offering must consider that registration of these securities in one or a few states will limit the number of potential buyers if they wish to resell. Exceptions to state registration for resales may not be available for many months severely limiting the liquidity of these securities.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Reconstruction Data Group, Inc. was incorporated in the State of California as Rocker & Spike Entertainment, Inc. Until December 31, 2000, operations consisted of organizational matters, the sale of no par value common stock, and the search for an operating company with which to perform a merger or acquisition. Effective January 1, 2001, Rocker & Spike Entertainment, Inc. purchased the assets and web domain of Accident Reconstruction Communications Network, a sole proprietorship, from the sole proprietor. Following the acquisition, the company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc.

The ARC Network (Accident Reconstruction Communications Network) is a professional organization dedicated to providing research, communication and marketing exposure to the accident reconstruction industry through its comprehensive web site and training seminars.

Services
The ARC Network leads the industry by providing a web site business model that introduces a totally new professional organization concept to accident reconstruction. This is the only web site on the Internet dedicated to providing useful information regarding all aspects of the industry. New information and research resources are posted to the network on a timely basis providing new and fresh content to all users, free of charge.

The services currently offered by The ARC Network include the following:

Membership/Expert Directory:
Individual accident reconstruction experts join The ARC Network to take full advantage of the benefits offered. Each member is listed in The ARC Network's global expert directory. Attorneys, insurance companies and government entities use the directory to find experts that best fit their case. The ARC Network offers unique membership plans to capture the type of exposure each member is looking for. These plans range from a simple text listing to a customized web site and marketing package. All members of The ARC Network have to be qualified in their field to be included in the expert directory. The ARC Network will not compromise the quality or integrity of its content or its members. Memberships will continue to grow because there are always new experts entering this industry.

The ARC Network is currently experiencing a 98% renewal rate of its members.

Participating Organizations:

Non-profit accident reconstruction organizations currently dominate the exchange of information in the industry. The ARC Network will work with these organizations to help build their presence on the Internet through the ARC Network. This in turn allows the ARC Network to gain credibility and exposure while building a user database and increasing use of our services.

By joining The ARC Network, organizations can focus on their core competency of building membership, planning and facilitating meetings and events, thus leaving The ARC Network to support their organization and reduce overhead costs. This is achieved by placing their organization in The ARC Network as a "stand-alone" site. Once integrated with The ARC Network, we will facilitate distribution of organization newsletters, event notices, and current communications. In return, the participating organization will promote The ARC Network to their membership base.

Approximately 22 non-profit accident reconstruction organizations have been identified by management that directly relate to the industry. There are numerous other organizations in related fields that The ARC Network will approach in the future regarding partnership opportunities. Organizations include the fields of engineering, medicine, forensics and law.

Newsletter:

Each month The ARC Network electronically distributes a newsletter to its database of users. The purpose of the newsletter is to provide information about the Industry and in return generate web traffic, increase membership and increase advertising revenue.

The newsletter is currently sent to over 3,500 individuals, organizations and companies each month. The database is permission-based. Individuals and companies that have requested to receive the newsletter populate the database. It is first sent electronically via email, and then posted to the web site for future reference. This provides The ARC Network with a database of targeted users and also a monthly opportunity to turn users into members. The newsletter contains space for advertising and sponsorship.

Specialty Listing:

Companies interested in promoting their product or service to the industry of accident reconstruction can join The ARC Network on a yearly basis. A specialty listing consists of the company's logo, link to their web site and a brief description of the company's product(s) or service(s) offering. The option also exists to enhance the listing with a Web page further describing their product or service. Management believes there are thousands of potential companies that can benefit by listing their product or service in our directory.

Advertising:

Reconstruction Data Group, Inc. directly sells banner advertisements on our Internet site. Reconstruction Data Group, Inc. also uses the services of Burst Media, LLC for additional banner advertising. Burst Media, LLC sells banner ads on the site. They handle all aspects of their sales and forwards half of the proceeds to Reconstruction Data Group, Inc. on a monthly basis. Burst Media, LLC also provides us with detailed statistics about the buying patterns on our site as well as vital statistics regarding click-through rates, impressions and campaigns. Banner ads appear on every page of The ARC Network except for member pages and participating organization pages.

In addition to banner advertising, The ARC Network offers a variety of other options to market to this industry, each at different cost levels. A few of our advertising methods include directory listings and email promotion. The management of Reconstruction Data Group, Inc. believes we will be able to place advertising and sell advertising on our site because of the amount of traffic we will generate as an established premier web site for this industry.

Web Site Design:
Individuals or companies who are not interested in a simple text listing in The ARC Network and want to have their own web site or want to redesign their existing web site, may contract with The ARC Network for professional web development. We provide a cost-effective solution to building and promoting a professional web presence.

Crash Tests and Seminars:
Most organizations in the industry hold seminars and crash tests that serve as continuing education for accident reconstruction experts. The ARC Network attends various seminars and crash tests as a vendor to promote the web site and membership. We also collect the data presented and post it to the site.

The ARC Network will host its own crash test approximately two (2) times per year. A certified training class will accompany each crash test. The classes will be repeated on a monthly basis in different cities for approximately four (4) months. At that time a new crash test will be conducted accompanied by a new accredited training class.

As The ARC Network grows we will work with other industry leaders to provide high quality seminars and crash tests that will be useful learning experiences for those who attend. It will also provide The ARC Network with the opportunity to build a crash test database that can be packaged and sold in both document and video form.

Bookstore:
The ARC Network works with Amazon.com by participating in their affiliate program to provide the industry with a one-stop section for every book that is associated with the industry. A visitor can directly place orders on-line and the book will be shipped within a few days (depending on availability) directly to the specified shipping address. In addition to accident reconstruction books, customers can also order anything available at Amazon.com including a wide variety of other books, music, videos, DVDs and electronics.

Amazon.com is responsible for all customer service, including payment processing, ordering, shipping order status reports and returns. Reconstruction Data Group, Inc. receives a 5 to 15 percent commission on all book sales.

As the ARC Network grows, we will continually evaluate this relationship and determine if it is the best revenue source.

Communication and Research:
For those who are simply visiting the site for information and research, The ARC Network provides an enormous amount of information free of charge. It is the intent to be the leader in fresh content specific to the industry. In turn, this will generate higher traffic for advertising and provide a non-threatening introduction to the site. It will also serve to convert visitors to members.

Communication and research areas found in the site include:
Daily industry news feeds
Current and future events
Discussion forum
Extensive topical research directory
Internet resources

Continuing Education:
The ARC Network is currently working to establish relationships with well-known accredited colleges and universities to further penetrate the industry and build awareness and credibility to our site.

The ARC Network hosts a section that provides visitors with enough information to locate classes of interest. The ARC Network directs users to the school or university that hosts the class. In return, the school or university will hand out ARC Network material and recommend us as a resource.

As The ARC Network grows, an online education portal will be built allowing users to take classes directly online. This service will allow professionals to enhance their education from the convenience of their home, resulting in substantial savings of both cost and time compared to physically attending the same classes.

Overall, The ARC Network will use the above services to bring the entire industry of accident reconstruction to one web site; thus, giving us a dominant position and making us the leader in accident reconstruction on the Internet.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state The present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The services of the ARC Network are provided on a continual basis. Currently the Web site and direct marketing drives sales. All services are implemented using Internet and computer technologies. All services relate directly to advertising for the Accident Reconstructionist or party advertising to the Accident Reconstructionist.

The crash tests and seminars will rely on arrangements with a crash test facility. Speakers for the seminar are usually happy to speak if the ARC Network pays for their hotel and travel. They do it for the publicity and notoriety.

An up front expenditure of capital is required for the crash tests, for renting the facility where the crash tests will be performed and for marketing costs. All money should be recouped before the crash test is performed. All other services of the ARC Network are performed after receiving full payment.

There are no suppliers that the ARC Network is dependent on.

(c) Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Industry
The ARC Network conducts business in the professional services industry of accident reconstruction. Professionals in this industry are referred to as "accident reconstruction experts" and their objective is to determine how, but not why, an accident occurred, utilizing all available information. The ARC Network focuses on automotive, pedestrian and bicycle accidents; however, boating, aviation and railway accidents are also covered.

The industry works primarily with attorneys, insurance companies and government entities. They retain the services of accident reconstruction experts to aid in the litigation of their cases.

Accident reconstruction is truly a niche industry. The Industry is growing and comprised of educated professionals with discretionary income. In addition, it is virtually recession proof because it deals with humans, their interaction with motor vehicles and the need to litigate.

The ability to combine the industry with Internet technologies is the real strength of The ARC Network's business strategy. Internet technologies enable The ARC Network to expand and grow the industry of accident reconstruction to new heights.

The accident reconstruction industry has just recently begun its migration to the Internet. Experts all over the world are learning how to research and communicate, via the Web, to other Reconstructionists. Accident reconstruction experts have a need to use the Internet to streamline productivity in their everyday business. The Internet will allow them to be more efficient.

Demographics
The users of The ARC Network include, but are not limited to, the following:
Accident reconstruction experts
Accident investigators
Engineers
Police Officers (traffic)
Attorneys
Insurance claim adjusters
Transportation Services
Medical/Chiropractic
Government entities
Any business targeting the above group

The typical user has the following characteristics:
Male
Age 30-60
College educated
Income of $50,000+
Computer literate

The organizations that participate with The ARC Network are nonprofit professional groups that are industry specific. Many of these organizations are powerful and well respected in the industry.

The Internet allows The ARC Network's customer base to be worldwide. Currently, The ARC Network is concentrating its marketing efforts on attracting customers located in the United States and Canada; however, the reach is global and we currently have international members.

Market Size/Trends
The total market size is continually growing. The number of accident reconstruction experts continues to grow as traffic police officers leave the force to embark on private careers in accident reconstruction. The number of personal injury attorneys is increasing with the population and the continuous need for this type of legal representation.

Reconstruction Data Group management estimates that the total population of Accident Reconstructionists in the United States is 10,000. Other targeted users are estimated in the hundreds of thousands.

As the number of professionals in the industry grows, there becomes an even greater need for a portal web site for the industry. In addition, there is a complimentary increase in number of products and services available. Products and services, including publications, software, seminars and crash tests are being introduced and conducted with more frequency than at any time in the history of this industry.

Pricing
Currently the ARC Network is offering its services at a discounted rate to induce interest, build content and traffic. Once established and operating at full capacity the ARC Network will be able to charge higher prices. The ARC Network's pricing strategy will not only cover costs and make a profit, but also will position us as an industry leader. As the leader, The ARC Network can charge premium prices as well as affordable alternatives. The ARC Network charges the following for its services:

Membership
Individual:
Basic $35 per year
Gold $120 per year with a $25 set-up fee
Platinum $200 per year with a $50 set-up fee

Corporate and Non-profit organizations:
Basic $50 per year
Advanced $350 per year with a $50 set-up fee

Advertising
Banner: $50 per month

Newsletter:
Product or Service review - $149 per issue

Specialty Listing:
Listing with graphic logo - $50 per year
Enhanced listing - $120 per year with a $25 set up fee

Web Site Design
No charge if it is included with a membership or specialty listing package
$65 per hour or a flat rate by project

Crash Tests
100 attendees at $495 - 695 per person

Training Seminars
35-50 attendees at $395 per person

Competition

The ARC Network represents a new business model for this industry. There are few, if any, direct competitors. The two businesses that The ARC Network views as its direct competition have web sites, but are not professional organizations. These businesses are described in more detail below. Businesses viewed as indirect competitors, such as non-profit professional organizations, will become integrated as part of The ARC Network in some fashion. This creates new synergistic relationships in place of actual competition.

Direct Competitors

AIRC (www.aiexperts.com): The first of the two direct competitors is the Accident Investigators Resource Center ("AIRC"). AIRC was created in July 1999. Their core business is software development for the industry.

The web site is a resource for accident investigators. It is used as a marketing tool to sell their proprietary software.

The site features a newsroom, information on products, jobs and training, a directory, on-line calculations and vehicle specifications.

Among the services offered are banner advertising and web page design.

TARO (www.tarorigin.com): The second identified competitor is The Traffic Accident Reconstruction Origin ("TARO"). TARO was created in August 1996 and was first-to-market with a content driven Web site. Its core competency is recognition of being an online technical journal.

The site features an email list, discussion group, accident reconstruction articles, accident reconstruction exercises and advertisements. It is updated once every quarter.

Banner advertising is the only source of income for TARO with less than fifteen advertisers. It appears that TARO's income solely supports the operation of the web site and is not meant to be a business.

ARC Network

Higher ranking in all major search engines with the key word "accident reconstruction"
Actively promotes and markets the site through various marketing campaigns
Higher page views and unique visitors
Straightforward, easy-to-use web site
Quality content

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

A marketing plan has been developed to promote sales and credibility. Currently the marketing budget is directly related to sales, in that, all revenue is put back in the company in the form of marketing campaigns.

Our target market is accident reconstruction experts, investigators, engineers and police officers. Once we have built a strong foundation of these users we will then begin campaigns directed at attorneys, insurance companies and government entities.

The following is a list of current marketing campaigns:

Search Engines: 35% of membership revenue is directly related to search engine relevance. As part of the marketing plan, it is critical that The ARC Network is located in the top 10 (at minimum) in all major search engines.

Trade Shows: Trade shows have proven to be an excellent method to humanize the web site and promote membership. Each trade show is analyzed and researched to qualify for our participation. The goal of this marketing campaign is to increase membership in the ARC Network, expose potential users to our organization and build awareness and brand recognition.

Permission-based Email: Permission-based email has also proven to be one of the best and most cost-effective ways to drive traffic to the site. 25% of all membership revenue has been tied directly to email efforts. These efforts include an online, subscription-based newsletter and an email event notification service.

Direct Mail: Direct mail has proven to be very effective. We have a response rate of approximately 3.6% and a return on investment of over 350%.

Partnerships: Although we have not developed a way to effectively measure this type of marketing, we believe it to be very important. This involves partnering with industry leaders in cross-promotion. For example, SAE (Society of Automotive Engineers) will hand out our brochures at their seminars and conferences if we help them promote it on The ARC Network. In reality, this is a double win for the ARC Network because SAE is providing us with valuable content for the Events Calendar and are also promoting our site at their event.

The ARC Network believes a successful marketing plan utilizes both traditional and non-traditional campaigns, as well as a mixture of Internet advertising and media advertising. As the ARC Network grows, we will add additional campaigns to meet our objectives.

The initial marketing efforts for members and advertisers are directed at the United States and Canada. These efforts will be extended to other countries depending on web site usage and demand.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Reconstruction Data Group, Inc. is a newly formed company with a limited operating history and does not currently have a backlog of written firm orders for products or services as of a recent date, nor does Reconstruction Data Group, Inc. have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	2	4
Operations	0	2
Clerical	0	1
TOTAL	2	7

NOTE: The current employees are the officers of the company.

Present employees: 2
Scott Baker: Founder/President
Tonya Baker: Executive Assistant – handles new memberships and office management.

Scott Baker manages the ARC Network. He also founded and developed The ARC Network. Mr. Baker has relevant business experience and background to effectively manage and operate the business. As The ARC Network grows, additional employees will be added in anticipation of need.

Labor
The labor force required for The ARC Network to expand and grow to the next level and beyond is as follows:
Sales Manager
Marketing Manager
Webmaster – and designer
Systems Admin and Database Admin
Administrative

None of the Company's employees are subject to collective bargaining agreements.

The Company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

The ARC Network will analyze its needs before incurring the expenses associated with each salaried, full-time employee. Some work will be outsourced to independent contractors to limit the overhead attributable to full-time employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

Reconstruction Data Group, Inc. currently operates from office facilities provided by the president; located at 11650 Iberia Place, Suite 201, San Diego, California 92128.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Reconstruction Data Group, Inc. does not depend and is not expected to depend, upon patents, copyrights, trade secrets, know-how, or other proprietary information. Reconstruction Data Group, Inc. has expended no amounts for research and development in the last fiscal year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Reconstruction Data Group, Inc. business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. The company does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of the company as to material and/or environmental regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Reconstruction Data Group, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Reconstruction Data Group, Inc. was incorporated in the state of California on September 27, 2000 as Rocker & Spike Entertainment, Inc. Up to December 31, 2000, the company's operations consisted of organizational matters, the sale of its no par value common stock, and the search for an operating company with which to perform a merger or acquisition. Following the asset purchase from ARC, the company intends to continue to provide resources to the accident reconstruction industry via its Internet web domain.

Effective January 1, 2001, the company purchased the assets and web domain of ARC Network ("ARC"), a sole proprietorship, from the sole proprietor in exchange for 150,000 shares of the company's no par value common stock. The company and the sole proprietor were unrelated prior to the acquisition. Following the acquisition, the company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc.

4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Reconstruction Data Group, Inc. will focus on the following major activities during the 12 months following receipt of proceeds from this offering.

<u>Marketing</u>
Marketing includes participation in trade shows, permission based Email and direct mail campaigns. Each of these tasks is directly related to advertisement of the ARC Network; to promote awareness of the network and increase membership. Reconstruction Data Group, Inc. will also work to develop partnerships with industry leaders for the purpose of cross-promotion; which may include distributing brochures at others seminars in exchange for promoting these others on the ARC Network. Management believes a major marketing milestone would be proving the crash test and seminar model; the crash tests and seminars are expected to provide significant funding to increase Reconstruction Data Group, Inc.'s business operations.

<u>Staffing</u>
Reconstruction Data Group, Inc. will require additional employees to fully implement marketing and web site development plans. A webmaster, web site design and development, is considered necessary. Marketing and sales will require the addition of one individual; ideally, one individual to work on marketing and one individual to focus on sales is intended. Management also plans to acquire an operational employee to handle systems and database administration, as well as one clerical employee.

Reconstruction Data Group, Inc. will analyze needs before incurring expenses associated with each salaried, full-time employee. Some work may be subcontracted to limit operational expenses.

<u>Web Site Development</u>
The Internet facilities of Reconstruction Data Group, Inc. are an extension and supportive function of sales and marketing. Those activities specifically related to the web site include banner advertising, other individual or company web site design, communications and research facilities. As related to sales and marketing, the web site must provide the underlying facilities to support permission based Email campaigns, and must maintain a priority position in all related Internet search engine facilities.

The following specifies the events which Reconstruction Data Group, Inc. management believes must occur within the indicated timeframe, number of months after receipt of proceeds, to create revenues and achieve desired levels of profitability:

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Marketing - Conduct planned events - Plan and begin partnerships	2 months	Schedule trade show participation, conduct Email and direct mail advertising campaigns, define and begin process for selecting partnership candidates.
Staffing - Webmaster - Marketing and Sales	4 months	Acquire webmaster, web site design and development. Acquire one marketing and sales individual.
Marketing - Continue planned events - Establish partnerships	6 months	Trade show, Email direct mail activities ongoing. Complete and establish partnership relationships.
Web site development - Continue and refine web site	6 months	Complete and refine web site facilities.
Staffing - Marketing and Sales	8 months	Acquire second marketing and sales individual.
Marketing - Verify crash test model	10 months	Verify and prove crash test and seminar model. Upon successful completion, develop plan for crash test and seminar in next six months.
Staffing - Operations and clerical	12 months	Acquire systems and database administrator. Acquire clerical individual.

4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (*See Question #'s 11 and 12*)

Event or Milestone	Consequences
Marketing - Conduct planned events - Plan and begin partnerships	Trade shows, Email and direct mail advertising are current activities used by Reconstruction Data Group, Inc. These activities will be continued to ensure continued visibility for the ARC Network. Reconstruction Data Group, Inc. will further define and plan for the use of partnerships in cross-promotional advertisements. Either a delay in continuing current activities or refining plans for partnerships would not affect the company's liquidity at this time as operating costs are minimal. Such a delay may indicate inadequate planning or resources to continue planned staffing or growth of Reconstruction Data Group, Inc.
Staffing - Webmaster - Marketing and Sales	Reconstruction Data Group, Inc. is dependent upon acquiring these two individuals to achieve its business objectives. A delay in the completion of this event does not impact the company's ability to meet current operating costs, but precludes further growth and the ability to achieve or increase profitability.
Marketing - Continue planned events - Establish partnerships	The acquired and qualified marketing and sales individual will be able to continue and/or expand planned marketing activities and complete tasks to establish industry partnerships to support cross-promotional marketing. A delay in completing these activities will affect liquidity, as operating costs have increased due to additional staffing.
Web site development - Continue and refine web site	The acquired and qualified webmaster will continue and/or refine the ARC Network facilities. Support will be established for those facilities needed by Reconstruction Data Group, Inc. and clients; including, banner advertising, web site design, and communications facilities. A delay in completing these activities will affect liquidity, as operating costs will have increased due to additional staffing.
Staffing - Marketing and sales	The acquisition of a second marketing and sales individual provides proficiency for activities underway, and ensures sufficient resources for verification of the crash test and seminar model. A delay in the completion of this event is not expected to impact liquidity, but may cause profitability anticipated due to revenues from crash tests and seminars to be significantly delayed.
Marketing - Verify crash test model	The crash test and seminars are expected to bring significant funding to Reconstruction Data Group, Inc. A delay in completing this event delays scheduling and conducting the actual crash tests and seminars, and will significantly limit growth and profitability.
Staffing - Operations and clerical	A delay in acquiring an additional operations individual and one clerical individual will not impact Reconstruction Data Group, Inc.'s liquidity. These acquisitions will not be made until/unless justified be revenues and profitability.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Reconstruction Data Group, Inc. is a development stage company without meaningful operating history; or net, after tax earning for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Reconstruction Data Group, Inc. was incorporated on September 27, 2000; and did not have profits for the last fiscal year.

7(a). What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.

Reconstruction Data Group, Inc. current net tangible book value is $44,689.00 or $0.14 per share. Giving effect to the sale by Reconstruction Data Group, Inc. of all offered shares at the public offering price, the net tangible book value of the Company would be $412,189.00 or $0.81 per share which results in dilution to the new shareholders of $1.19 per share.

The following reflects dilution to the new shareholders based upon maximum and nominal sales of shares at the offering price of $2.00 per share.

	Maximum (200,000) Shares Sold	50% (100,000) Shares Sold	10% (20,000) Shares Sold
Net tangible book value	$ 412,189.00	$ 212,189.00	$ 52,189.00
Per share value	$ 0.81	$ 0.52	$ 0.16
Dilution to new shareholders	$ 1.19	$ 1.48	$ 1.84

7(b). State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of the Company's no par value restricted common stock to an officer/director of the Company in exchange for services related to the organization of the Company. The Board valued the transaction at $1.00 per share. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

During October and November of 2000, the Company offered for sale 61,000 shares of its no par value common stock at $1.00 per share pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended. The Company conducted the private offering through its executive officers and directors and sold all 61,000 shares for proceeds of $61,000.

On January 1, 2001, the Company issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. The book value of ARC's net liabilities as of the date of the acquisition totaled $212. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the transaction based on the common stock issued. The Board valued the transaction at $1.00 per share ($150,000) based on a contemporaneous private stock offering. The Company has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16.

8(a). What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)

Assuming maximum offering is sold: 39%

8(b). What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Assuming maximum offering is sold: $ 1,022,000.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering
(based on the minimum and maximum offering amounts):

Use of Proceeds	Maximum* Offering Amount	Percent	50%* Offering Amount	Percent	10%* Offering Amount	Percent
Transfer Agent Fee	$1,000	0.2	$1,000	0.5	$1,000	2.5
Printing Cost	$1,500	0.3	$1,500	0.8	$1,500	3.8
Legal Fees	$25,000	5.3	$25,000	12.5	$25,000	62.5
Accounting Fees	$5,000	1.3	$5,000	2.5	$5,000	12.5
Marketing	$100,000	25.0	$90,000	45.0	$7,500	18.7
Web Site Development	$50,000	12.5	$40,000	20.0	0	
Employee Salary Reserve	$92,500	23.1	37,500	18.7	0	
Accounting and Legal Reserve	$25,000	6.3	0		0	
Office Expenses/Lease Reserve	$20,000	5.0	0		0	
Misc. and Unforeseen Expenses	$80,000	20.0	0		0	
Total	$400,000	100%	$200,000	100%	$40,000	100%

*

Offering Amount	Definition
Maximum	All common stock offered; 200,000 shares are sold through the offering.
50% Offering	50% of common stock offered; 100,000 shares are sold through the offering.
10% Offering	10% of common stock offered; 20,000 shares are sold through the offering.

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

Potential investors are advised there can be no assurance that any proceeds will be realized from this offering.

9 (b). If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

    Transfer Agent
    Printing Costs
    Legal Fees
    Accounting Fees

    Working Capital
        Marketing
        Web Site Development
        Reserve for Employee Salary
        Reserve for Accounting and Legal
        Reserve for Office Expenses and Lease
        Misc. and Unforeseen Expenses

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Reconstruction Data Group, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. Reconstruction Data Group, Inc. does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of Reconstruction Data Group, Inc. or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Reconstruction Data Group, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the company to make payments. Reconstruction Data Group, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

Reconstruction Data Group, Inc.'s basis for not anticipating cash flow problems in the next 12 months includes; a current extremely low overhead, no debt and cash sufficient to satisfy current obligations. Also, current operations of the recently acquired ARC Network are producing a small net revenue.

Potential investors should cautiously evaluate company expectations providing the preceding basis. The company is dependent on the offering proceeds to implement its business plans, should the offering fail to raise sufficient proceeds, the company's growth could be severely retarded. This should be carefully considered with realization that no officers of the company have entered into any agreement, informal or formal, to invest additional cash, if needed. If an event or milestone of our business plan is not achieved as scheduled, the company would expect profitability to be delayed. The company does not anticipate any delays or cash flow problems which would expose the company's continued operations or existence.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Reconstruction Data Group, Inc. currently has extremely low overhead and fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months. Even in the extreme event that no proceeds were received from this offering, the company has sufficient funds and revenue to satisfy expenses for the next 12 months at its current level of activity. Sufficient profits from sales, loans, or other investment would be needed to satisfy the cash requirements of implementing the company's current business plans.

An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Reconstruction Data Group, Inc. may invest additional cash into the company as needed; however, no officer of the company has entered into any agreement, formal or informal, to invest additional cash.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

	Amount Outstanding		
	As of: April 30, 2001		As Adjusted For Maximum Offering
Debt:			
Short-term debt	$	9,114	
Long-term debt	$	0	
Total debt	$	9,114	
Stockholders equity (deficit):			
Preferred stock	$	0	0
Common stock, no par value	$	301,000	$ 668,500
Additional paid-in capital	$	1,400	$ 1,400
Deficit accumulated in development stage	$	(257,711)	$ (257,711)
Retained earnings (deficit)	$	0	$ 0
Total stockholders equity	$	44,689	$ 412,189
Total Capitalization	$	44,689	$ 412,189

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 50,000,000
Par or stated value per share, if any: no par

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14.   The securities being offered hereby are:
   [X]   Common Stock   [   ]   Preferred or Preference Stock   [   ]   Notes or Debentures
   [   ]   Units of two or more type of securities composed of: _____
   [   ]   Other: _____

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

15.   These securities have:

Yes	No	
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____

16.   Are the securities convertible? [   ]   Yes   [X] No
   If so, state conversion price or formula: Date when conversion becomes effective: _____
   _____ .   Date when conversion expires: _____

17(a).   If securities are notes or other type of debt securities:
   1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
   2. What is the maturity date? If serial maturity dates, describe: _____
   3. Is there a mandatory sinking fund? Describe: _____
   4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
   5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
   6. Are the securities collateralized by real or personal property? Describe: _____
   7. If these securities are subordinated in right of payment of interest or principal,
      explain the terms of such subordination.

   How much currently outstanding indebtedness of the Company is senior to the securities in right
   of payment of interest or principal? $_____
   How much indebtedness shares in right of payment on an equivalent basis? $_____
   How much indebtedness is junior (subordinated) to the securities? $_____

   Question 17(a) is shown in content and format for continuity; and, is not applicable regarding
   Reconstruction Data Group, Inc. as securities are not notes or other types of debt securities.

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Reconstruction Data Group, Inc. as securities are <u>not</u> notes or other types of debt securities.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative?   [   ]   Yes   [   ]   No
Are securities callable?   [   ]   Yes   [   ]   No
Explain: _____

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Reconstruction Data Group, Inc. as securities are <u>not</u> Preference or Preferred Stock.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Reconstruction Data Group, Inc. 200,000 shares of Common Stock.
Reconstruction Data Group, Inc has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: <u>$ 16,186</u>

PLAN OF DISTRIBUTION

21. The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Reconstruction Data Group, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Reconstruction Data Group, Inc. or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 19.

Reconstruction Data Group will offer its securities through Scott B. Baker, President of Reconstruction Data Group, Inc., and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Baker is an associated person of Reconstruction Data Group as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

> The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

> The president will not be compensated for his participation in the sale of Reconstruction Data Group, Inc.'s securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

> The president is not an associated person of a broker or dealer at the time of participation in the sale of Reconstruction Data Group, Inc.'s securities.

The president will restrict his participation to the following activities:

> Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

> Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

> Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, Reconstruction Data Group, Inc. for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Reconstruction Data Group, Inc., or any of its principals.

Reconstruction Data Group, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Reconstruction Data Group, Inc., or any of its principals, will <u>not</u> use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made.

        Name: Scott B. Baker, President
        Address: 11650 Iberia Place, Suite 201
                           San Diego, California 92128
        Telephone: (858) 618-1085

25. If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply.
Will the certificates bear a legend notifying holders of such restrictions? [   ] Yes   [X] No

Reconstruction Data Group, Inc. is not limiting this offering to any special group or number of individuals, nor is the offering subject to any other limitations.

26 (a). Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

   (b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: _____
Will interest on proceeds during escrow period be paid to investors? [   ] Yes   [   ] No

There is no minimum proceeds set for this offering. All funds received in this offering will be deposited directly into the corporate general account.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares were issued to officers of Reconstruction Data Group, Inc. or close investors subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued were issued to officers of Reconstruction Data Group, or close investors subject to exemptions to registration, and are subject to a minimum one-year restriction on resale.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Reconstruction Data Group, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.   **Chief Executive Officer**   Title: President
Name: Scott Baker   Age: 32
Office Street Address: 11650 Iberia Place, Suite 201
                               San Diego, CA 92128
Telephone: (858) 618-1085

Scott Baker comes to Reconstruction Data Group with an accident reconstruction, marketing, e-commerce, sales and strong entrepreneurial background, and has served as Founder, CEO, Senior Vice President of an internet design and eMarketing company off-and-on since October 1995. He has held business analyst, relationship management, and strategic marketing positions in a Fortune 500 computer company. Mr. Baker started his career in the industry of accident reconstruction. After a couple years training and self-study he became an expert witness in collision analysis. From there he began studying the Internet and built one of the first Internet shopping malls and developed a national Internet consulting home-based business (1st Net Technologies). Mr. Baker's experience has provided him an extensive knowledge of Internet commerce, marketing, and business development as well as a solid background in accident reconstruction and investigation. Mr. Baker has the skills and ability to develop the business models, marketing and sales for Reconstruction Data Group, Inc., and provide significant contribution for the company's future growth.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
1st Net Technologies	Sr. VP/CMO	June 2000 - Present

                  Responsibilities: Responsible for the day-to-day operations of 1st Net, strategic planning and development and all e-business related matters.
Currently working on the technical design and implementation of a direct e-mail marketing and database management/delivery tool.
In charge of identifying strategic trends in the Internet marketing industry and helping to guide and implement the strategic plan for 1st Net in leveraging emerging opportunities.
Contribute in many areas of the company including, business analysis, project management, customer service, marketing plans, financial budgets, pricing models, collateral, trade shows, strategic partnerships, staff management, and web site design.

Employer	Title	Dates of Position
MicroAge, Inc.	Sr. Business Analyst/ Internet Marketing Strategist	May 1997 – June 2000

                  Responsibilities: Developed a plan to effectively launch MicroAge's B2B E-Commerce Vertical Exchange web site and direct-selling model. Direct involvement with functionality, look-and-feel, usability, metrics and rollout. Also responsible for developing standards in proposals, contracts, statements of work and communicating and aiding field sales executives.
Identified future trends in emerging technologies and developed plans to support them.
Managed a team of developers and graphic artists working on 48 branch web sites and the corporate Intranet.

Provided Webmaster services for all corporate Internet and Intranet sites.

Served as a consultant to implement and train all U.S. branches on MicroAge's e-commerce software package ECadvantage.

1st Net Technologies, LLC	Founder/CEO	October 1995 - May 1997

Responsibilities: Founded 1st Net Technologies, an Internet design and marketing company (www.1stnettech.com)

Conceived, designed and programmed one of the first interactive global marketplaces on the Internet for small and medium-sized businesses.

Developed and implemented a master distributorship throughout the United States to sell and promote Internet consulting.

Conceived, designed and wrote an Internet consulting business program used to promote company growth.

Headed all projects and tasks involved with the company including marketing, accounting, administrative, technical support, customer service, Internet design and programming, contracts, operating agreements and financing.

Ayres Group	Accident Reconstructionist	January 1991 – November 1995

Responsibilities: Provided Expert Witness services in the area of accident reconstruction. Primary responsibility was to investigate traffic accidents and testify in a court of law how the accident occurred by determining vehicle speeds, departure angles, crush-depth and roadway geometries. Most calculations and analysis was based on witness testimony, calculus and physics.

Increased monthly revenue in my division by 250% by incorporating the newest technologies available to the Accident Reconstruction industry.

Education:

Degree	School	Date
Bachelor of Science Business Administration Marketing	San Diego State University, San Diego	1992

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 30 %

Scott Baker will balance his efforts at Reconstruction Data Group, Inc. with those required by his current employment.

30.   Chief Operating Officer
Scott Baker, President of Reconstruction Data Group, Inc., will also assume the responsibilities of the position of Chief Operating Officer; managing the daily operations of the company.

31. **Chief Financial Officer** Title: Corporate Secretary
Name: Clifford Smith Age: 41
Office Street Address: 11650 Iberia Place, Suite 201
San Diego, CA 92128
Telephone: (858) 618-1085

Cliff Smith comes to Reconstruction Data Group, Inc., with an e-commerce, sales and marketing background, and has served as President/CEO of a rich media Advertising / Marketing firm since January 2001. He has held management positions in previous corporations along with various operational positions. Mr. Smith's experience has provided him an extensive knowledge in local, national, and e-commerce markets. Mr. Smith has the skills and ability to develop Reconstruction Data Group, Inc., and provide significant contribution for the company's future growth.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
1st Look Interactive, Inc.	President/CEO	January 2001 - Present

Responsibilities: Oversee day-to-day operations and initialization of the Company's business plan, develop new programs to increase sales, build strategic alliances, and begin capital raising activities.

1st Net Technologies, Inc.	President	May 1997 – December 2000

Responsibilities: Set up business model, Oversee day-to-day operations, built online financial portal newsletters set up e-commerce client sales program, coordinate with vendors.

Marriott Hotels	Food & Beverage Management	January 1983 – November 1997

Responsibilities: Set up food and beverage outlets for newly built hotels, establish local operating procedures, facilitated contracts with food and beverage distributors and suppliers, set up staff training, and coordinated new hire procedures.

Education:

Degree	School	Date
Bachelor of Science Business Administration Nutrition	Montclair State College, Montclair	June 1982
Associates of Applied Science Hotel / Restaurant Management	Bergen Community College	June 1979

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 20 %

Mr. Smith will balance his efforts between Reconstruction Data Group, Inc., and his current duties at 1st Look Interactive, Inc., a rich media advertising / marketing firm.

32. **Other Key Personnel**
None.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2
If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the bylaws of Reconstruction Data Group, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34. Information concerning outside or other Directors (i.e., those not described above):

Reconstruction Data Group, Inc. has no other Directors other than those previously described.

35(a). Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Mr. Scott Baker served as an Accident Reconstructionist for the Ayres Group company for a period of five years. Mr. Baker's primary responsibility was to investigate traffic accidents and provide expert witness textimony in a court of law as to how the accident occurred.

35(b). If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

No non-compete or non-disclosure agreements exist between the management of Reconstruction Data Group and any prior or current employer.

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Scott Baker founded 1st Net Technologies, an Internet design and marketing company; and managed all operations of the company from October 1995 through May 1997. Mr. Baker directed all projects involved with 1st Net Technologies, including marketing, accounting, administration, technical support, customer service, contracts, and financing.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All key personnel are employees of Reconstruction Data Group, Inc.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Reconstruction Data Group, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of Reconstruction Data Group, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, Officers, Directors, or key personnel of Reconstruction Data Group, Inc.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Reconstruction Data Group, Inc. is incorporated under the laws of the State of California. Reconstruction Data Group has authorized 50,000,000 shares, 311,000 of which are issued and outstanding. Founders and directors hold 250,000 shares, and 61,000 shares were issued through a private placement.

Name	Class of Shares	Number of Shares	Average Price Per Share	% of Total Outstanding
Scott Baker	Common Stock	150,000	$ 1.00	48
Cliff Smith	Common Stock	100,000	$ 1.00	32

On September 29, 2000, the Board of Directors approved the issuance of 100,00 shares of common stock in exchange for services related to the organization of the company.

Office Street Address: 11650 Iberia Place, Suite 201
San Diego, CA 92128
Telephone: (858) 618-1085

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 250,000 shares (80% total outstanding)

After offering: a) Assuming minimum securities sold: 250,000 shares (80% of total outstanding)
        (There is no minimum proceeds set for this offering, assumption is zero sold.)
     b) Assuming maximum securities sold: 250,000 shares (49% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a). If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Reconstruction Data Group, Inc. are related by blood or marriage.

39(b). If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On January 1, 2001, the Reconstruction Data Group, Inc. issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. While the web domain has generated revenues and profits in the past, the recorded value of the web domain exceeded its estimated fair value based on similar web sites. Accordingly, during the four months ended April 30, 2001, the Company adjusted the carrying value of the web domain to its estimated fair value of approximately $30,000, resulting in a non-cash impairment loss of $120,212 ($.39 per share). (See note "F" on page F-12)

Reconstruction Data Group, Inc. has not, nor proposes to do so in the future, made loans to any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Reconstruction Data Group, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to Reconstruction Data Group, Inc.

40. **(a)**. List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

Reconstruction Data Group, Inc. has provided no remuneration to Officers, Directors, key personnel, or 10% stockholders during the last fiscal year or currently. No change is currently planned by Reconstruction Data Group, Inc. pertaining to remuneration.

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Reconstruction Data Group, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Reconstruction Data Group, Inc.

No employment agreements currently exist or are contemplated.

41(a). Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0 % of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders.
State expiration dates, exercise prices, and other basic terms for these securities: None.

41(b). Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c). Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and bylaws of Reconstruction Data Group, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

No specific arrangements with any personnel have been made, or are presently contemplated.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Reconstruction Data Group, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Reconstruction Data Group, Inc. is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Reconstruction Data Group, Inc. is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this offering circular.

FINANCIAL STATEMENTS

46.   Financial statements

Index to Financial Statements

Reconstruction Data Group, Inc.
(formerly, Rocker & Spike Entertainment, Inc.)

ARC Network
(a sole proprietorship)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Reconstruction Data Group, Inc.

We have audited the accompanying balance sheets of Reconstruction Data Group, Inc. (formerly Rocker & Spike Entertainment, Inc.) (a development stage company) as of April 30, 2001 and December 31, 2000, and the related statements of operations, shareholders' equity and cash flows for the four months ended April 30, 2001, for the period from September 27, 2000 (inception) through December 31, 2000, and for the period from September 27, 2000 (inception) through April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reconstruction Data Group, Inc. (formerly Rocker & Spike Entertainment, Inc.) as of April 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the four months ended April 30, 2001, for the period from September 27, 2000 (inception) through December 31, 2000, and for the period from September 27, 2000 (inception) through April 30, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has experienced operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Effective January 1, 2001, Reconstruction Data Group, Inc. acquired certain assets of ARC Network ("ARC"), a sole proprietorship.

Cordovano and Harvey, P.C.
Denver, Colorado
May 4, 2001

Page F-2

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Balance Sheets

	April 30, 2001	December 31,2000
Assets		
Current assets:		
Cash	$ 24,265	$ 41,914
Accounts receivable	1,035	-
Total current assets	25,300	41,914
Equipment and web site development costs, net of accumulated depreciation and amortization (Note C)	28,503	-
	$ 53,803	$ 41,914
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,659	$ 4,000
Unearned membership income	6,455	-
Total current liabilities	9,114	4,000
Commitment (Note G)	-	-
Shareholders' equity (Note D):		
Common stock, no par value, 50,000,000 shares authorized;		
311,000 and 161,000 issued and outstanding, respectively	301,000	151,000
Additional paid-in capital	1,400	600
Deficit accumulated during the development stage	(257,711)	(113,686)
Total shareholders' equity	44,689	37,914
	$ 53,803	$ 41,914

See accompanying notes to financial statements.

Page F-3

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Statements of Operations

	Four Months Ended April 30, 2001	September 27, 2000 (Inception) Through December 31, 2000	September 27, 2000 (Inception) Through April 30, 2001
Revenue:			
Memberships	$ 3,196	$ -	$ 3,196
Advertising income	1,355	-	1,355
Other income	632	-	632
Total revenue	5,183	-	5,183
Operating expenses:			
General and administrative:			
Stock-based compensation (Note B)	-	100,000	100,000
Other	24,645	13,086	37,731
Rent, related party (Note B)	800	600	1,400
Depreciation and amortization (Note C)	3,551	-	3,551
Asset impairment charge (Note F)	120,212	-	120,212
	149,208	113,686	262,894
Operating loss	(144,025)	(113,686)	(257,711)
Provision for income taxes (Note E)	-	-	-
Net loss	$ (144,025)	$ (113,686)	$ (257,711)
Basic and diluted loss per common share	$ (0.46)	$ (0.87)	
Basic and diluted weighted average common shares outstanding	311,000	130,500	

See accompanying notes to financial statements.

Page F-4

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Statement of Shareholders' Equity
September 27, 2000 (Inception) through April 30, 2001

| | Common Stock | | Paid-In | Deficit Accumulated During the Development | |
	Shares	Amount	Capital	Stage	Total
Balance, September 27, 2000 (inception)	-	$ -	$ -	$ -	$ -
September 29, 2000, common stock issued to an officer for services related to organizing the Company, $1.00 per share (Note B)	100,000	100,000	-	-	100,000
November 15, 2000, sale of common stock through a private offering, $1.00 per share, less offering costs of $10,000 (Note D)	61,000	51,000	-	-	51,000
Office space contributed by Company's president (Note B)	-	-	600	-	600
Net loss for the period ended December 31, 2000	-	-	-	(113,686)	(113,686)
Balance, December 31, 2000	161,000	151,000	600	(113,686)	37,914
January 1, 2001, common stock issued to acquire ARC Network, $1.00 per share (Notes D and F)	150,000	150,000	-	-	150,000
Office space contributed by Company's president (Note B)	-	-	800	-	800
Net loss for the four months ended April 30, 2001	-	-	-	(144,025)	(144,025)
Balance April 30, 2001	311,000	$ 301,000	$ 1,400	$ (257,711)	$ 44,689

See accompanying notes to financial statements.

Page F-5

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Statements of Cash Flows

	Four Months Ended April 30, 2001	September 27, 2000 (Inception) Through December 31, 2000	September 27, 2000 (Inception) Through April 30, 2001
Cash flows from operating activities:			
Net loss	$ (144,025)	$ (113,686)	$ (257,711)
Transaction not requiring cash:			
Depreciation and amortization	3,551	-	3,551
Office space contributed by the Company's president (Note B)	800	600	1,400
Asset impairment charge (Note F)	120,212	-	120,212
Common stock issued to an officer in exchange for services related to organizing the Company	-	100,000	100,000
Changes in current assets and current liabilities:			
Increase in accounts payable, accrued liabilities and unearned income, net of $3,301 (April 30, 2001) effect from purchase transaction	1,813	4,000	5,813
Net cash used by operating activities	(17,649)	(9,086)	(26,735)
Cash flows from financing activities:			
Proceeds from sale of common stock, net	-	51,000	51,000
Net cash provided by financing activities	-	51,000	51,000
Net change in cash	(17,649)	41,914	24,265
Cash, beginning of period	41,914	-	-
Cash, end of period	$ 24,265	$ 41,914	$ 24,265
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -
Non-cash investing and financing transactions:			
Acquisition of ARC Network (Note F)	$ 150,000	$ -	$ 150,000

See accompanying notes to financial statements.

Page F-6

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Note A: Organization and business and summary of significant accounting policies

Organization and business

Reconstruction Data Group, Inc. (the "Company") was incorporated in the state of California on September 27, 2000 as Rocker & Spike Entertainment, Inc. Up to December 31, 2000, the Company's operations consisted of organizational matters, the sale of its no par value common stock, and the search for an operating company with which to perform a merger or acquisition. Following the asset purchase from ARC, the Company intends to continue to provide resources to the accident reconstruction industry via its Internet web domain.

Effective January 1, 2001, the Company purchased certain assets and the web domain of ARC Network ("ARC"), a sole proprietorship, from the sole proprietor in exchange for 150,000 shares of the Company's no par value common stock (see Note F). The Company and the sole proprietor were unrelated prior to the acquisition. Following the acquisition, the Company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has limited capital resources as of April 30, 2001, and had incurred operating losses totaling $257,711 since inception. These factors, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management anticipates using operating revenues, conducting debt financings, and/or conducting additional equity offerings during 2001 to help fund the Company's operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of significant accounting policies:

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's web domain and the related amortization charges are material estimates in the accompanying financial statements. It is reasonably possible that estimates of the web domain's carrying value could change in the near term, and that change could be material to the financial statements.

F-7

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Development stage company

The Company is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises".

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. The Company had no cash equivalents at April 30, 2001 or December 31, 2000.

Equipment and depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be five years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

Web domain development costs and amortization

The Company capitalizes internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

In addition, the Company adopted the Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), "Accounting for Web Site Development Costs," during the year ended December 31, 2000. EITF 00-2 requires the implementation of SOP 98-1 when software is used by a vendor in providing a service to a customer but the customer does not acquire the software or the right to use it.

Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. Amortization of the web-site development costs commenced on January 1, 2001. Amortization expense totaled $3,333, $-0-, and $3,333 for the four months ended April 30, 2001, the period from September 27, 2000 (inception) through December 31, 2000, and from September 27, 2000 (inception) through April 30, 2001 (see Note C).

F-8

Impairment of long-lived assets and certain identifiable intangibles

The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (SFAS 121). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations, including goodwill, when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. In addition, the recoverability of goodwill is further evaluated under provisions of APB Opinion No. 17, *Intangible Assets,* based upon estimated fair value. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Revenue recognition

In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition," the Company recognizes revenue once all of the following are met:

   (a) Persuasive evidence of an arrangement exists;
   (b) Delivery has occurred;
   (c) The buyer's purchase price is fixed; and
   (d) Collectibility is reasonably assured.

The Company recognizes membership fees ratably over the period of the membership. Fees received in advance are reflected as unearned income in the accompanying financial statements.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, receivables and current liabilities approximate fair value due to the short-term maturity of the instruments.

F-9

Notes to Financial Statements

Loss per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At April 30, 2001 and December 31, 2000, there were no variances between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

Note B: Related party transactions

The President provided office space to the Company at no charge for all periods presented. From September 27, 2000 (inception) through April 30, 2001, office space was valued at $200 per month. The contributed office space is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital.

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of the Company's no par value restricted common stock to an officer/director of the Company in exchange for services related to the organization of the Company. The value of the services could not be objectively measured as the services were rendered by a related party. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the common stock issued. The Board valued the transaction at $1.00 per share based on a contemporaneous private stock offering. The Company has recognized $100,000 of stock-based compensation expense in the accompanying financial statements. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

Note C: Equipment and web domain

Equipment and web domain consisted of the following at April 30, 2001 and December 31, 2000:

	April 30, 2001	December 31, 2000
Computer equipment	$ 1,540	$ -
Web domain	30,000	-
Office furniture and equipment	627	-
Trade show equipment	219	-
	32,386	-
Less: accumulated depreciation and amortization	(3,883)	-
	$ 28,503	$ -

F-10

Notes to Financial Statements

Depreciation and amortization expense related to equipment and the web domain for the four months ended April 30, 2001, the period from September 27, 2000 (inception) through December 31, 2000, and from September 27, 2000 (inception) through April 30, 2001 totaled $3,551, $-0-, and $3,551, respectively.

The Company's web domain and equipment were acquired in the ARC purchase on January 1, 2001.

Note D: Shareholders' equity

During October and November of 2000, the Company offered for sale 61,000 shares of its no par value common stock at $1.00 per share pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended. The Company conducted the private offering through its executive officers and directors and sold all 61,000 shares for proceeds of $61,000.

Note E: Income taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate follows:

	For the Four Months Ended April 30, 2001	September 27, 2000 (Inception) Through December 31, 2000
U.S. statutory federal rate	15.00%	22.75%
State income tax rate, net of federal benefit	7.51%	6.83%
Permanent differences	-0.12%	-0.16%
Net operating loss for which no tax benefit is currently available	-22.39%	-29.42%
	0.00%	0.00%

At April 30, 2001, deferred taxes consisted of a net tax asset of $80,283, due to operating loss carryforwards of $257,711, which was fully allowed for, in the valuation allowance of $80,283. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the four months ended April 30, 2001 and from September 27, 2000 (inception) through December 31, 2000 totaled $46,831 and $33,452, respectively. The net operating loss carryforward expires through the year 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

F-11

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of these losses.

Note F: Acquisitions

On January 1, 2001, the Company issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. The book value of ARC's net liabilities as of the date of the acquisition totaled $212. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the transaction based on the common stock issued. The Board valued the transaction at $1.00 per share ($150,000) based on a contemporaneous private stock offering. Substantially all of the purchase price was allocated to the web domain and no goodwill was recognized. Subsequently, pursuant to SFAS 121, the Company evaluated the recoverability of the web domain. While the web domain has generated revenues and profits in the past, the recorded value of the web domain exceeded its estimated fair value based on similar web sites. Accordingly, during the four months ended April 30, 2001, the Company adjusted the carrying value of the web domain to its estimated fair value of approximately $30,000, resulting in a non-cash impairment loss of $120,212 ($.39 per share). The estimated fair value was based on the market value of similar web sites at the time of the write-down.

The Company has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16. The accompanying financial statements include the results of operations for of ARC from the date of the purchase, January 1, 2001, through April 30, 2001.

The following pro forma condensed statements of operations gives effect to the acquisition of ARC as if it had occurred at the beginning of the periods presented. The pro forma financial information should be read in conjunction with the separate audited financial statements and notes thereto of each of the companies included in the pro forma.

The pro forma condensed statements of operations are not necessarily indicative of results of operations had the acquisition occurred at the beginning of the periods presented nor of results to be expected in the future.

PRO FORMA CONDENSED STATEMENT OF OPERATION
For the Year Ended December 31, 2000

	Reconstruction Data Group	ARC	Adjustments	Pro Forma
Sales	$ -	$ 10,549	$ -	$ 10,549
Operating expenses	$ 123,686	$ 9,217	$ 10,000	$ 142,903
Net income (loss)	$ (123,686)	$ 1,332	$ (10,000)	$ (132,354)
Net loss per share - basic and diluted	$ (0.95)	$ 0.01		$ (0.72)
Basic and diluted common shares outstanding	130,500		150,000	182,625

F-12

Notes to Financial Statements

Pro forma adjustments

The financial information of Reconstruction Data Group, Inc. presented in the pro forma statement includes the results of operations for Reconstruction Data Group, Inc. for the period from September 27, 2000 (inception) through December 31, 2000. The financial information of ARC presented in the pro forma statement includes the results of operations for ARC for the year ended December 31, 2000. A pro forma adjustment was recorded to recognize amortization expense on the web domain for the year ended December 31, 2000.

The pro forma condensed financial information do not show any adjustments for a change in the income tax benefit as the total pro forma benefit for income taxes would be offset by any valuation allowance due to any deferred tax asset derived from net operating losses. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery.

Note G: Commitment

The Company has committed to pay its securities attorney $5,000 upon the filing of its Form SB-2 and $10,000 upon its effectiveness. This $15,000 is not reflected in the accompanying financial statements.

F-13

INDEPENDENT AUDITORS' REPORT

To the Proprietor
ARC Network

We have audited the balance sheet of ARC Network (a sole proprietorship) as of December 31, 2000 and the related statements of income and proprietor's capital and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARC Network as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Cordovano and Harvey, P.C.
Denver, Colorado
May 4, 2001

F14

ARC NETWORK

Balance Sheet

December 31, 2000

Assets

Current assets:		
Cash	$	2,792
	Total current assets	2,792
Equipment, net of depreciation (Note B)		2,054
	$	4,846

Liabilities and Proprietor's Capital

Current liabilities:		
Accounts payable and accrued liabilities	$	227
Unearned membership income		4,831
	Total current liabilities	5,058
Proprietor's capital		(212)
	$	4,846

See accompanying notes to financial statements.

Page F-15

ARC NETWORK

Statements of Operations and Proprietor's Capital

	For The Years Ended	
	December 31, 2000	December 31, 1999
Revenue:		
Memberships	$ 6,995	$ 838
Advertising income	2,558	400
Other income	996	242
Total revenue	10,549	1,480
Operating expenses:		
Selling, general and administrative	8,936	2,973
Depreciation (Note B)	281	51
Total operating expenses	9,217	3,024
Net income (loss)	1,332	(1,544)
Proprietor's capital, beginning of year	(1,544)	-
Withdrawals	-	-
Proprietor's capital, end of year	$ (212)	$ (1,544)

See accompanying notes to financial statements.

Page F-16

ARC NETWORK

Statements of Cash Flows

	For The Years Ended			
	December 31, 2000		December 31, 1999	
Cash flows from operating activities:				
Net loss	$	1,332	$	(1,544)
Transactions not requiring cash:				
Depreciation and amortization		281		51
Changes in current assets and current liabilities:				
Increase in accounts payable, accrued liabilities				
and unearned revenue		2,087		2,971
Net cash (used in) provided by operating activities		3,700		1,478
Cash flows from investing activities:				
Equipment purchases		(1,911)		(475)
Net cash provided by (used in) financing activities		(1,911)		(475)
Net change in cash		1,789		1,003
Cash, beginning of year		1,003		-
Cash, end of year	$	2,792	$	1,003
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes	$	-	$	-

See accompanying notes to financial statements.

Page F-17

ARC NETWORK

Notes to Financial Statements

Note A: Nature of organization and summary of significant accounting policies

Nature of organization

ARC Network (Accident Reconstruction Communications Network) (the "Proprietorship") began as a sole proprietorship services business that was formed in 1998. The Proprietorship was created to provide a comprehensive Internet presence and web site for the accident reconstruction and traffic investigation industry. The Proprietorship's web site provides resources for accident reconstructionists, accident investigators, attorneys, insurance adjusters, engineers, police officers, government agencies and other groups included in the accident reconstruction industry.

The Proprietor developed and designed the web site and operated the web site through the Proprietorship. The Proprietorship's use of the Proprietor's web site was a transaction between parties under common control. Accordingly, the accounting basis for the web site was historical cost. The Proprietor had no cost basis in the web site, therefore the web site has a value of $-0- in the accompanying financial statements.

Effective January 1, 2001, the proprietor of the Proprietorship entered into a Purchase Agreement with Reconstruction Data Group, Inc. ("RDC"), whereby the proprietor received 150,000 shares of RDC's no par value common stock in exchange for substantially all of the assets, rights, and interests of the Proprietorship, including the web domain.

Summary of significant accounting policies

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Proprietorship considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Proprietorship had no cash equivalents at December 31, 2000.

Allowance for doubtful accounts

The Proprietorship considers accounts receivable fully collectible; accordingly, no allowance for doubtful accounts is required.

F-18

Notes to Financial Statements

Equipment and depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be five years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Revenue recognition

In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition," the Proprietorship recognizes revenue once all of the following are met:

    a) Persuasive evidence of an arrangement exists;
    b) Delivery has occurred;
    c) The buyer's purchase price is fixed; and
    d) Collectibility is reasonably assured.

The Proprietorship recognizes membership fees ratably over the period of the membership. Fees received in advance are reflected as unearned income in the accompanying financial statements.

Income taxes

The proprietorship itself is not a taxpaying entity for the purposes of federal and state income taxes. Income taxes of the Proprietor are computed on the total income from all sources, accordingly, no provision for income taxes is made in these financial statements.

No pro forma disclosures are included in the accompanying financial statements as 1999 net losses would have offset the income recognized in 2000.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The carrying amounts of cash, accounts payable and other current liabilities approximate fair value due to the short-term maturity of the instruments.

F-19

Notes to Financial Statements

Note B: Equipment and web site development costs

Equipment consisted of the following at December 31, 2000:

Computer equipment	$	1,540
Office furniture and equipment		627
Trade show equipment		219
		2,386
Less: accumulated depreciation and amortization		(332)
	$	2,054

Depreciation and amortization expense for the years ended December 31, 2000 and 1999 totaled $281 and $51, respectively.

MANAGEMENT'S DISCUSSION/ANALYSIS OF RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Reconstruction Data Group, Inc.'s losses from operations are the result of formation and organizational costs. A portion of such costs includes the acquisition of the ARC Network. These formation and organizational costs are considered non-recurring and, therefore, the implementation of specific steps to remedy these causes is not appropriate or necessary.

48. Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Reconstruction Data Group, Inc. is a development stage company without historical operating results. The management of Reconstruction Data Group, Inc. is aware of no significant changes in the underlying economics of the Accident Reconstruction industry, which will have an impact upon the company's operations within the next 12 months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __%
What is anticipated gross margin for next year of operations? __% If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Reconstruction Data Group, Inc. sells services and not products, and has not had significant sales during the past fiscal year. Management believes Reconstruction Data Group, Inc.'s sales and services will be competitive within the industry, yet is not aware of margin figures currently available for the industry.

50. Foreign sales as a percent of total sales for last fiscal year: ____%
Domestic government sales as a percent of total domestic sales for last fiscal year: ____%
Explain the nature of these sales, including any anticipated changes:

Reconstruction Data Group, Inc. sells services and not products, and has had neither foreign nor domestic government sales during the last fiscal year.

SIGNIFICANT PARTIES

	Name	Business Address	Residential Address
DIRECTORS	Scott Baker	11650 Iberia Place, Suite 201 San Diego, CA 92128	On file, available on request.
	Clifford Smith	11650 Iberia Place, Suite 201 San Diego, CA 92128	On file, available on request.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Reconstruction Data Group, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Reconstruction Data Group, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Reconstruction Data Group, Inc.

SELLING SECURITY HOLDERS

No security holders of Reconstruction Data Group, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Reconstruction Data Group, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Reconstruction Data Group, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of California from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Reconstruction Data Group, Inc.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Reconstruction Data Group, Inc.

Common Stock: 200,000 Shares

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Reconstruction Data Group, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to Reconstruction Data Group, Inc. or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the California Corporate Code, or any California State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Reconstruction Data Group, Inc. will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of Reconstruction Data Group, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Reconstruction Data Group, Inc.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000.00	0.2%
Printing Cost	$ 1,500.00	0.3%
Legal Fees	$25,000.00	5.3%
Accounting Fees	$ 5,000.00	1.3%
Total	$ 32,500.00	7.1%

*Percent - Indicates percentage of proceeds from offering used, assuming maximum subscriptions.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    a. Include any prospectus required by section 10(a)(3) of the Securities Act;
    b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

As applicable; providing a statement pertaining to any unregistered securities issued or sold within a period of one year prior to this filing, identifying individuals, type of securities, price, etc.

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of the Company's no par value restricted common stock to an officer/director of the Company in exchange for services related to the organization of the Company. All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

During October and November of 2000, the Company issued 61,000 shares of its no par value common stock at $1.00 per share as exempted transactions under Regulation "D", Section 4(2) of the Securities Act of 1933, 4(6) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933, as amended. The Company conducted the private offering through its executive officers and directors and sold all 61,000 shares for proceeds of $61,000.
Exemptions being non-exclusive the following factors are relevant:
Each purchaser was an *accredited investor* as defined by Rule 501 of regulation D of the Securities Act of 1933 ; An aggregate of only $61,000 was received and no prior offerings were made by the company.; No commissions were paid.; No advertisements were made.; Each purchaser had adequate access to company information.; The securities are restricted pursuant to Rule 144

On January 1, 2001, the Company issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. The book value of ARC's net liabilities as of the date of the acquisition totaled $212. The Company has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16..These shares were issued as an exempted transaction under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

There are no other outstanding shares.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(3)	Charter and By-Laws		
	(i) Charter, Articles of Incorporation	A1 - A2	63 - 64
	(ii) By-Laws	B1 - B24	65 - 88
(4)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(ii) - By-Laws, Articles 2, 6 ,7, and 8	
(5)	Opinion re: legality	E1	89
(23)	Consents		
	(i) Consent of Accountant	E2	90
	(ii) Consent of Attorney	E3	91

DESCRIPTION OF EXHIBITS

(3)	(i) Articles of Incorporation	Articles of Incorporation of Reconstruction Data Group, Inc., a California corporation, filed September 27, 2000; as amended.
	(ii) By-Laws	By-Laws of Reconstruction Data Group, Inc. as adopted June 08, 2001.
(4)	Instruments defining the rights of security holders	Included by reference, that portion(s) of the By-Laws stating specified security holders rights.
(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.
(23)	Consents	
	(i) Consent of Accountant	The written consents of the accountant and attorney, whereby as to
	(ii) Consent of Attorney	profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of ____San Diego____ ; State of ____California____ ;

on ___June 28, 2001___ .

REGISTRANT: Reconstruction Data Group, Inc.

By: \S\ _____ Scott Baker, President _____
(Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) \S\ ____Clifford Smith_____ (Title)_ Corporate Secretary_ (Date)_ June 28, 2001___